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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the period ended April 10, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F                    Form 40-F     x
                                    ----------                   ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes                No  x
                                       -----             -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________






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         Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to Coolbrands' Second Quarterly Report for the period ending February 28, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          COOLBRANDS INTERNATIONAL INC.

Date April 10, 2003                   By /s/ Aaron Serruya
     --------------                      -----------------
                                      Name:  Aaron Serruya
                                      Title: Executive Vice President






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                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                     Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: April 10, 2003

         COOLBRANDS INTERNATIONAL INC. REPORTS SECOND QUARTER RESULTS -
                           10th CONSECUTIVE QUARTER OF
                         INCREASED REVENUES AND EARNINGS

CoolBrands International Inc. (TSX: COB.A) announced today that net earnings for the quarter ended February 28, 2003 were $5,188,000 ($0.10 net earnings per share basic and diluted) as compared with net earnings of $3,646,000 ($0.08 net earnings per share basic and diluted) for the same quarter last year, an increase of $1,542,000 or 42.3% on a 38.9% increase in revenues.

Earnings before income taxes were $8,299,000 as compared with earnings before income taxes of $5,295,000 for the same quarter last year. Earnings before income tax for the second quarter of 2003 reflect an increase of $3,004,000, or 56.7%, over the same quarter of the prior year. EBITDA for the second quarter increased to $10,077,000 from $6,927,000 during the same quarter last year, an increase of $3,150,000, or 45.5%.

Revenues increased by $15,971,000, or 38.9%, to $57,052,000 as compared with $41,081,000 for the same quarter of fiscal 2002. The increase in revenues was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $7,010,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales was relatively unchanged at 41.5% as compared with 40.6% for the same quarter last year. Selling, general and administrative expenses increased by $4,121,000, due primarily to increased expenses associated with the increased sales activity, but decreased to 27.8% as a percentage of revenues as compared with 28.6% of revenues for the second quarter of 2002.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "During our second fiscal quarter, CoolBrands continued to realize strong growth in revenues and earnings. We are encouraged by initial results from our new product introductions, and look forward to robust performance during the third and fourth quarters."






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
CoolBrands International Inc.
Consolidated Balance Sheets
As at February 28, 2003 and August 31, 2002
-------------------------------------------------------------------------
(in thousands of dollars)
                                           February 28,        August 31,
                                                   2003              2002
                                            (Unaudited)
                                                      $                 $
Assets
Current Assets:
  Cash and short term investments                38,925            47,086
  Receivables                                    37,372            43,001
  Receivables - affiliates                        3,070             3,792
  Inventories                                    33,420            25,361
  Prepaid expenses                                8,100             6,752
  Asset held for sale                             3,274             3,432
  Future income taxes                             2,638             2,415
                                                -------------------------
       Total current assets                     126,799           131,839

Future income taxes                               3,232             3,433
Property, plant and equipment                    19,890            19,710
License agreements                               12,299            13,438
Intangible and other assets                       6,593             7,332
Goodwill                                        104,578           107,910
                                                -------------------------
                                                273,391           283,662
                                                =========================
Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                               26,539            24,399
  Payables - affiliates                             650               978
  Accrued liabilities                            31,092            32,880
  Income taxes payable                              607             7,347
  Future income taxes                             3,384             2,566
  Current maturities of long-term debt            4,678             6,315
                                                -------------------------
Total current liabilities                        66,950            74,485

          Long-term debt                         25,127            29,279
Other liabilities                                 4,743             5,240
Future income taxes                               3,765             3,950
                                                -------------------------
Total liabilities                               100,585           112,954
                                                -------------------------

          Capital stock                         122,298           122,378
Cumulative translation adjustment                   (48)            5,685
Retained earnings                                50,556            42,645
                                                -------------------------
     Total shareholders' equity                 172,806           170,708
                                                -------------------------
                                                273,391           283,662
                                                =========================




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CoolBrands International Inc.
Consolidated Statements of Earnings
-------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                             For the Six Months             For the Three Months
                                                                   Ended                           Ended
                                                                February 28                     February 28
                                                            2003            2002            2003            2002
                                                               $               $               $               $
Revenues:
Sales                                                    118,378          85,039          55,316          39,346
Franchising and licensing revenues:
  Royalty income                                           1,313           1,389             617             740
  Franchise and license fees                               1,094             484             748             362
  Consumer products                                          195             396             195             396
Net rental and other income                                  371             560             176             237
                                                         -------------------------------------------------------
     Total revenues                                      121,351          87,868          57,052          41,081
                                                         -------------------------------------------------------
Operating expenses:
  Cost of goods sold                                      71,902          51,868          32,339          23,379
  Selling, general and administrative expenses            35,680          27,117          15,884          11,763
  Interest expense                                         1,078           1,409             530             644
                                                         -------------------------------------------------------
     Total operating expenses                            108,660          80,394          48,753          35,786
                                                         -------------------------------------------------------
     Earnings before income taxes                         12,691           7,474           8,299           5,295
Provision for income taxes                                 4,780           2,417           3,111           1,649
                                                         -------------------------------------------------------
     Net earnings                                          7,911           5,057           5,188           3,646
                                                         =======================================================
Earnings per share:
  Basic and diluted                                         0.15            0.11            0.10            0.08
                                                         =======================================================
Weighted average shares outstanding:
  Shares used in per share calculation - basic            51,731          45,906          51,749          45,924
  Shares used in per share calculation - diluted          53,209          48,059          53,107          48,398






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CoolBrands International Inc.
Summary Financial Data (in thousands of dollars, except share data):

                                                             Six Months Ended                Three Months Ended
                                                                February 28,                    February 28,
                                                            2003            2002            2003            2002
                                                               $               $               $               $
Revenues                                                 121,351          87,868          57,052          41,081
Earnings before income taxes                              12,691           7,474           8,299           5,295
Provision for income taxes                                 4,780           2,417           3,111           1,649
                                                         -------------------------------------------------------
Net earnings                                               7,911           5,057           5,188           3,646
                                                         =======================================================

Basic and diluted earnings per share:                       0.15            0.11            0.10            0.08

EBITDA                                                    16,299          10,877          10,077           6,927
Depreciation and amortization                              2,530           1,994           1,248             988
Interest expense                                           1,078           1,409             530             644
Weighted average number of shares outstanding:
  Shares used in per share calculation - basic            51,731          45,906          51,749          45,924
  Shares used in per share calculation - diluted          53,209          48,059          53,107          48,398


CoolBrands markets Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r', Colombo'r' and Yoo Hoo'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the







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world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.



                             STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as.......................'r'